Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-296767

Prospectus Supplement No. 11

(To Prospectus Dated July 10, 2026)

Robo.ai Inc.

Up to 22,343,750 Class B Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 10, 2026, which forms a part of our registration statement on Form F-1 (Registration No. 333-296767), as amended and supplemented, with the information contained in our current report on Form 6-K furnished with the U.S. Securities and Exchange Commission on October 7, 2026. The prospectus relates to the potential offer and sale from time to time by the selling shareholder named therein or its pledgees, donees, transferees, assignees, or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 22,343,750 Class B ordinary shares, par value US$0.002 per share, of Robo.ai Inc.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the ticker symbol “AIIO.” On October 6, 2026, the closing price of our Class B ordinary shares on Nasdaq was US$1.13.

We may further amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, this prospectus supplement, and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 7, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road

Nad Al Sheba, Dubai

United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — Robo.ai Reports September Revenue Exceeding US$100 Million and Expects Approximately US$600 Million for Full Year 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: October 7, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

Exhibit 99.1

Robo.ai Reports September Revenue Exceeding US$100 Million and Expects Approximately US$600 Million for Full Year 2026

Integration progresses alongside milestones in AI and advanced manufacturing

DUBAI, UAE, October 6, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”) today provided a business update and its full-year 2026 revenue outlook. Total revenue for September exceeded US$100 million, primarily contributed by Quantum Core Capital Limited (“QC Capital”). The September revenue information is preliminary and unaudited, has not been reviewed by the Company’s independent registered public accounting firm, and may be adjusted through financial closing and review procedures. Based on year-to-date performance, the Company currently expects total revenue of approximately US$600 million for full year 2026.

As acquisition integration progresses, Robo.ai is strengthening its revenue base and expanding its AI and advanced manufacturing businesses. QC Capital continues to operate steadily and contribute revenue, while Neurovia AI is advancing its technology and applications. ALIF Holding’s Phase I industrial park groundbreaking in Umm Al Quwain marks progress toward building local manufacturing and systems integration capabilities in the UAE.

QC Capital Revenue Contributions Support Full Year Outlook

As previously disclosed, QC Capital’s operating businesses provide operational management and delivery services to enterprise customers, charging for completed delivery orders accepted by customers. Since its acquisition on June 15, 2026, QC Capital has maintained stable operations and service delivery while consistently contributing revenue. The Company believes this performance reflects smooth integration and provides a foundation for further development.

Supported by current business performance, Robo.ai expects approximately US$600 million in total revenue for full year 2026 and remains focused on integration and disciplined operations. Revenue alone does not establish the Company’s profitability or operating cash flow position.

Strengthening AI Capabilities and Advancing New Initiatives

Through Neurovia AI, Robo.ai is advancing its AI data processing and compression technology initiatives, with applications and business development focused on public safety, transportation, energy and municipal services.

QC Capital is also developing AI-generated video and content production capabilities. This initiative remains at an early stage of development and represents a new direction for the Group’s AI applications.

ALIF Holding Milestones Advance Local Industrial Capabilities

On September 25, 2026, ALIF Holding held a groundbreaking ceremony for Phase I of its Group Industrial Park in Umm Al Quwain, UAE, marking an important step in the Group’s advanced manufacturing strategy. Phase I is planned to refurbish existing factory premises with a designed gross floor area of approximately 8,845 square meters to support local manufacturing, equipment integration and software systems integration.

The Industrial Park is planned in three phases, aligning near-term projects with future capacity expansion. The proposed Alif Maritec is expected to be the first project to occupy Phase I. Its planned portfolio covers marine oil spill emergency response, land border security, and AI-enabled defense and intelligent monitoring for critical infrastructure. The proposed solutions would combine equipment, sensor data and AI analytics to serve government, critical infrastructure and industrial customers.

With the groundbreaking and increasingly defined project plans, ALIF Holding is connecting the Group’s advanced manufacturing strategy with engineering capabilities and customer needs, laying an industrial foundation for long-term development.

Disciplined Execution Supports Strategic Transformation

“Our strategic transformation is progressing steadily,” said Benjamin Zhai, Chief Executive Officer of Robo.ai. “QC Capital continues to contribute revenue, Neurovia AI is advancing its technology and applications, and ALIF Holding is building local manufacturing and delivery capabilities through its industrial park and project initiatives. We believe our existing cash, cash equivalents, and short-term investments will be sufficient to fund our current business operations and capital expenditure requirements for at least the next 18 to 24 months based on our current operational plan. We are confident in our direction and focused on practical execution to strengthen our operating foundation, bring technology and industry together, and create long-term shareholder value.”

Robo.ai will continue to advance business integration, AI applications and local industrial capabilities, strengthening its existing businesses while developing opportunities for long-term growth.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s full-year 2026 revenue outlook; the sufficiency of existing cash, cash equivalents and short-term investments to fund current operations and capital expenditures for at least the next 18 to 24 months; acquisition integration; AI technology and video content initiatives; the phased development of ALIF Holding’s Industrial Park; the proposed establishment and occupancy of Alif Maritec; product development; local manufacturing and delivery capabilities; and anticipated strategic benefits. Words such as “expects,” “plans,” “believes,” “intends,” “will” and similar expressions may identify these statements. These statements are based on management’s current expectations, estimates and assumptions. The revenue outlook is preliminary. Both the revenue outlook and liquidity assessment are based on management’s current estimates, are subject to change and are not guarantees of future results. Actual results could differ materially due to risks and uncertainties, including business integration and execution; the limited operating history of the Company’s current businesses; customer demand and competition; technology development and commercialization; the Company’s financial condition and ability to generate profits and positive cash flow; cash usage, working capital and capital expenditure requirements, debt servicing obligations, the liquidity and availability of cash and investments, and the timing and availability of financing; and the availability of site rights, funding, refurbishment, company formation, licenses and approvals, equipment, personnel and operational readiness required for its projects, as well as changes in relevant policies. Further information regarding these and other risks is included in Robo.ai’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements in this release speak only as of its date. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.